UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FORTY SEVEN, INC.

(Name of Subject Company)

FORTY SEVEN, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

34983P104

(CUSIP Number of Class of Securities)

Mark A. McCamish, M.D.

President and Chief Executive Officer

Forty Seven, Inc.

1490 O’Brien Drive, Suite A

Menlo Park, California 94025

(650) 352-4150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh

Ben Beerle

Eric C. Jensen

John T. McKenna

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 2, 2020, Forty Seven, Inc., a Delaware corporation (the “Company” or “Forty Seven”), issued a press release announcing the entry into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Gilead Sciences, Inc., a Delaware corporation (“Parent” or “Gilead”), and Toro Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, other than any Shares held immediately prior to the effective time of the Merger (as defined below) by the Company (or held in the Company’s treasury) and any Shares held immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, at a price of $95.50 per Share net to the seller in cash, without interest and subject to any required withholding of taxes. Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Forty Seven Internal Q&A, first used on March 2, 2020

(ii)	Forty Seven External Q&A, first used on March 2, 2020

(iii)	Gilead Human Resources Q&A, first used on March 2, 2020

(iv)	Announcement from Mark A. McCamish, M.D., the President and Chief Executive Officer of Forty Seven, to employees, first used on March 2, 2020

(v)	Email from Mark A. McCamish, M.D., the President and Chief Executive Officer of Forty Seven, to employees, first used on March 2, 2020

(vi)	Forty Seven All Hands Employee Meeting Presentation, first used on March 2, 2020

(vii)	Forty Seven Third Party Email Communications, first used on March 2, 2020

(viii)	Tweet from Forty Seven, March 2, 2020

(ix)	LinkedIn Post from Forty Seven, March 2, 2020

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Forty Seven on March 2, 2020 (including all exhibits attached thereto) is incorporated herein by reference.

Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to Gilead, Forty Seven and the acquisition of Forty Seven by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of Gilead to advance Forty Seven’s product pipeline, including magrolimab, FSI-174 and FSI-189; regulatory approval of magrolimab, FSI-174 and FSI-189 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Forty Seven’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Forty Seven and the Schedule TO and related Offer documents to be filed by Gilead and Toro Merger Sub, Inc., a wholly owned subsidiary of Gilead. All forward-looking statements are based on information currently available to Gilead and Forty Seven, and Gilead and Forty Seven assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Forty Seven, nor is it a substitute for any tender offer materials that Gilead, its acquisition company or Forty Seven will file with the SEC. A solicitation and an offer to buy shares of Forty Seven will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the SEC. At the time the tender offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC, and Forty Seven will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. FORTY SEVEN’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Forty Seven at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Gilead or Forty Seven. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the Offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Forty Seven will be available free of charge under the “Investors” section of Forty Seven’s internet website at ir.fortyseveninc.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Forty Seven file annual, quarterly and current reports, proxy statements and other information with the SEC. Gilead’s and Forty Seven’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Exhibit Index

Exhibit Number	Description

99.1	Forty Seven, Inc. Internal Q&A, first used on March 2, 2020.

99.2	Forty Seven, Inc. External Q&A, first used on March 2, 2020.

99.3	Gilead Sciences, Inc. Human Resources Q&A, first used on March 2, 2020.

99.4	Announcement from Mark A. McCamish, M.D., the President and Chief Executive Officer of Forty Seven, Inc., to employees, first used on March 2, 2020.

99.5	Email from Mark A. McCamish, M.D., the President and Chief Executive Officer of Forty Seven, Inc., to employees, first used on March 2, 2020.

99.6	Forty Seven, Inc. All Hands Employee Meeting Presentation, first used on March 2, 2020.

99.7	Forty Seven, Inc. Third Party Email Communications, first used on March 2, 2020.

99.8	Tweet from Forty Seven, Inc., March 2, 2020.

99.9	LinkedIn Post from Forty Seven, Inc., March 2, 2020.